UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

AIR T, INC.

(Name of Issuer)

Common Stock, par value of $.25 per share

(Title of Class of Securities)

009207101

(CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

Item 1.	Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

●	Nicholas J. Swenson as the Managing Member of AO Partners and as a Director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to Amendment No. 2 to the Schedule 13D.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners and as a Director of the Issuer.

The principal business address of each of AO Partners Fund, AO Partners and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund and AO Partners are engaged in various interests, including investments.

The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital, LLC, a Delaware limited liability company.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

CUSIP NO. 009207101

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock because they believe that the Common Stock is undervalued.  The Reporting Persons’ intent is to influence the policies of the Issuer and assert the Reporting Persons’ shareholder rights, with a goal of maximizing the value of the Common Stock.

On March 30, 2012, Mr. Swenson requested that the Board of Directors of the Issuer appoint him and Mr. Seth Barkett as directors of the Issuer.  A copy of the letter is attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D.

On August 30, 2012, Mr. Swenson was appointed a Director of the Issuer.

On April 4, 2013, Mr. Swenson presented the attached board reform plan to Air T’s Lead Director.  He received a response from CEO Walter Clark, through the Lead Director, on April 12, 2013.  The response from Mr. Clark is not shown.  The response by Mr. Clark on April 12th established that Mr. Swenson and Mr. Clark have divergent viewpoints about board reform.  A copy of the plan is attached as Exhibit 3 to this Amended Schedule 13D.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP NO. 009207101

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended December 31, 2012) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

AO Partners Fund	363,700	14.9%
AO Partners	363,700	14.9%
Nicholas J. Swenson	363,700	14.9%

(b)           AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to those shares of Common Stock.

(c)         The following purchases have occurred during the last sixty days by the Reporting Persons:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
AO Partners	02/11/2013	2,300	$9.2926	Open market purchase
AO Partners	02/13/2013	1,878	$9.4996	Open market purchase
AO Partners	02/14/2013	3,300	$9.5348	Open market purchase
AO Partners	02/19/2013	3,287	$9.5649	Open market purchase
AO Partners	02/20/2013	3,305	$9.4731	Open market purchase
AO Partners	02/21/2013	900	$9.2522	Open market purchase
AO Partners	02/25/2013	1,138	$9.5316	Open market purchase
AO Partners	02/26/2013	12,432	$9.4995	Open market purchase

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP NO. 009207101

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement*
2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer*
3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer

* Previously filed

CUSIP NO. 009207101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 15, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson